Fulbright & Jaworski L.L.P.

A Registered Limited Liability Partnership

666 Fifth Avenue, 31st Floor

New York, New York 10103-3198

www.fulbright.com

Roy L. Goldman Partner rgoldman@fulbright.com	direct dial: telephone: facsimile:	(212) 318-3219 (212) 318-3000 (212) 318-3400

September 22, 2006

VIA EDGAR AND FEDERAL EXPRESS

Mr. Michael Moran

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 03-05

Washington, D.C. 20549

Re:	Cygne Designs, Inc.
Form 10-K and 10-K/A for the year ended January 31, 2006
Filed May 1, 2006 for the 10-K and May 22, 2006 for the 10K/A

Form 10-Q for the quarter ended April 30, 2006
Filed June 14, 2006
File No.’s 000-22102

Dear Mr. Moran:

On behalf of Cygne Designs, Inc. (the “Company”), we hereby submit to you changed pages to the Company’s Annual Report on Form 10-K for the year ended January 31, 2006 (the “Annual Report”) and to the Company’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2006 (the “Quarterly Report”), reflecting proposed changes to be made in response to the Staff’s comment letter dated July 28, 2006. If the foregoing pages are acceptable, the Company will file the changes in an Amendment No. 2 to its Form 10-K and Amendment No. 1 to its Form 10-Q. The Company supplementally advises the Staff that it has taken the Staff’s comments into account in preparing its Form 10-Q for the quarter ended July 31, 2006.

All responses to the comments set forth in this letter are submitted on behalf of the Company at its request. All responses were prepared by the Company in consultation with its independent registered public accounting firm. Set forth after each numbered paragraph, each of which corresponds to the numbered paragraphs of the July 28, 2006 comment letter, are the Company’s responses to the Staff’s comments.

Houston • New York • Washington DC • Austin • Dallas • Los Angeles • Minneapolis • San Antonio

Dubai • Hong Kong • London • Munich • Riyadh

Mr. Michael Moran

September 22, 2006

Form 10-K and Form 10-K/A filed for the year ended January 31, 2006

Item 7. Management’s Discussion and Analysis

Selling, General and Administrative Expenses, page 27

1.	Please tell us and disclose the nature and amount of the various expenses comprising the increase of $6,731,000 attributable to the acquired business. For example, quantify the amount, if any, related to the distribution agreement.

Response:

The Company has complied with this comment. Please see the attached proposed disclosure to be added to page 27 of the Annual Report. The Acquired Business expenses of $6,731,000 include (i) the expenses to develop, sell and purchase the Company’s denim products in the amount of $3,868,000, (ii) the expenses under the distribution agreement with Diversified Apparel in the amount of $1,924,000, (iii) the expense under the Company’s restrictive covenant agreement with Mr. Guez in the amount of $386,000 and (iv) direct administrative expenses in the amount of $553,000.

Other Expense, page 28

2.	We note your disclosure with regards to the $175,000 of unrealized losses on marketable securities due to permanent impairment of the value. In accordance with SFAS No. 115 paragraph 16, if an impairment is considered other than temporary the loss should be realized. Please review your disclosure or advise us as to how you reached your conclusion.

Response:

The Company has complied with this comment. Please see the attached proposed disclosure to be added to page 28 of the Annual Report. In the period ended January 31, 2006, the Company recorded a charge for the permanent impairment of the marketable security. This charge was based on the Company’s periodic review of the share price of the one security the Company was holding. As of January 31, 2006, the Company has clarified its disclosure to make it clear that the Company has recognized the loss in its statement of operations. The Company has reached its conclusion based upon a review of the average fair market value of this security as shown on Nasdaq for the quarters ended November 2002 through January 2006. Based on the steady decline in stock price over the period, as presented below, the Company considered the cost of this security permanently impaired as of January 31, 2006.

Mr. Michael Moran

September 22, 2006

Quarter Ended	Average Share Price Amount
January, 2006	$0.39
October, 2005	0.52
July, 2005	0.59
April, 2005	0.78
January, 2005	0.62
October, 2004	0.48
July, 2004	0.69
April, 2004	1.58
January, 2004	2.30
October, 2003	2.44
July, 2003	2.20
April, 2003	0.70
January, 2003	2.24
November, 2002	3.60

The Company used the average Nasdaq market price for February 2006 of $0.67 to determine the amount of the impairment, as management determined that the most recent full month’s data was most indicative of current market value.

3.	Please expand your disclosure to explain how you reached the conclusion that your securities were permanently impaired. Please provide additional information, in narrative form, that allows financial statement users to understand the quantitative disclosures and the information that you considered (both positive and negative) in reaching your conclusion. This could include: the nature of the investment; the cause of the impairment; the number of investment positions that are in an unrealized loss position; the severity and duration of the impairment; and other evidence you considered in reaching your conclusion such as the volatility of the security’s fair value. See EITF No. 03-1, The Meaning of Other Than Temporary and its Application to Certain Investments.

Response :

The Company has complied with this comment. Please see the attached proposed disclosure to be added to page 28 of the Annual Report.

Pro forma non-GAAP financial measures, page 32

4.	We note you have included the impairment of fixed assets in your determination of EBITDA. EBITDA represents earnings before interest, taxes, depreciation and

Mr. Michael Moran

September 22, 2006

amortization and should not be referred to as such when other items are included in the measurement. Please advise or revise your characterization of your non-GAAP measure accordingly. See Item 10 of Regulation S-K and Question 14 of the staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response:

The Company has complied with this comment. Please see the attached proposed revised disclosure for page 32 of the Annual Report. The Company believes that it would be more meaningful to investors to include in EBITDA the provision for impairment of fixed assets. However, the Company has changed the reference to Adjusted EBITDA to indicate that there is another item included in the calculation of EBITDA other than the traditional items of earnings before interest, taxes, depreciation and amortization, and has broken out the impairment of fixed assets as a separate line item in the reconciliation.

Liquidity and Capital Resources, page 32

5.	Please enhance your liquidity discussion to include the substantive reasons for the changes in the components of cash provided by operating activities. In addition to listing the line items that appear in the cash flows statement, discuss the primary factors that drive current and future cash flows. See Codification of Financial Reporting Releases 501.13.b and 501.13.b.1.

Response:

The Company has complied with this comment. Please see the attached proposed disclosure to be added to page 32 of the Annual Report.

Item 9A. Controls and Procedures, page 39

6.

Please note that Item 308(c) of Regulation S-K requests disclosure of any changes in a company’s internal control over financial reporting occurring during the last quarter that have materially affected or are reasonably likely to materially affect, the company’s internal control over financial reporting. Please confirm that there were no changes in your internal controls over financial reporting that occurred during your last fiscal quarter that materially affected, or were reasonably likely to materially affect, the company’s internal control over financial reporting except for the new controls added due to the acquisition. In this regard, please revise to describe the changes made as it is not clear what changes were made from your description of the changes as “new.” See the staff’s Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in

Mr. Michael Moran

September 22, 2006

Exchange Act Periodic Reports Frequently Asked Questions, revised October 6, 2004.

Response:

The Company confirms to the Staff that it did not make any change to the Company’s internal control over financial reporting during the last fiscal quarter that have materially affected or are reasonably likely to material affect the Company’s internal control over financial reporting. The Company proposes to amend page 39 of the Annual Report to make this clear. The Company supplementally advises the Staff that the changes in controls were due to the larger size of the Company following acquisition of the Acquired Business; the changes consisted of the addition of a corporate controller and an assistant controller located in Commerce, CA to monitor the activities of the acquired operations in the Commerce, CA accounting and administrative offices.

Financial Statements

7.	Revise the face of your financial statements to disclose related party transactions as required by Rule 4-08(k)(1) of Regulation S-X.

Response:

The Company has complied with this comment by amending page F-5 of the Annual Report as indicated in the attached proposed changes.

Consolidated Balance Sheets, page F-4

8.	Please tell us your basis for netting advances due to factor against receivables due from the factor as disclosed in Note 5. We note the advances are secured by substantially all of your property indicating the right of setoff does not exist. See FIN 39. See also Rule 5-02.19(2) of Regulation S-X which requires separate balance sheet presentation of amounts due to factors.

Response:

In order to support our basis for netting advances due to factor against receivables due from factor, in the following paragraphs the Company has included a discussion of considerations as they relate to the sale of receivables, the right of setoff, and the factor’s security interest in assets of the Company.

Sale of Receivables

Under the terms of the Company’s factoring agreement, the Company transfers customer receivables to Milberg (the “Factor”) without recourse and notifies its customers to remit

Mr. Michael Moran

September 22, 2006

payment directly to the Factor. The Factor assumes risk of collection except in the case of returns or customer claims based on a lack of performance by the Company (chargebacks for late shipments, quality defects, etc.). The Company’s factoring agreement dated July 31, 2005 states in paragraph one that “The undersigned, hereby sells, assigns, transfers and sets over to you as absolute owner and you hereby agree to purchase from the undersigned, without recourse to the undersigned to the extent expressly set forth below, all Receivables now or hereafter owned by us which are acceptable to you.”

The Company has discussed with its Factor the Factor’s interpretation of the agreement and understands that the Factor records the factored receivables as assets on the Factor’s books at the time the Company notifies the Factor that the goods have been shipped. In addition the Company held discussion with its external counsel who agreed with the Company’s conclusion that under the factoring agreement a legal sale of the receivables takes place when the Company has shipped the goods and notified the Factor.

To support the Company’s accounting treatment to record the transfer of receivables as a sale, and not as a secured borrowing, the Company refers to SFAS 140. Based on its analysis, the Company has surrendered control over transferred receivables due to a) legal isolation, b) the right to pledge or exchange, and c) effective control. These three areas are addressed as follows:

a.	Legal Isolation - There is a legal transfer of the receivables from the Company to the Factor and the Company believes that creditors do not have access to the receivables factored. The transfer of assets is such that the transferred assets would be beyond the reach of the Company or its creditors.

b.	Right to Pledge or Exchange - Pursuant to the terms of the agreement with the Factor, the Factor is not constrained from pledging or exchanging the assets or its beneficial interests. As such, the Factor is not restricted in the manner that it obtains all or most of the cash inflows associated with ownership of the receivables.

c.	Effective Control - The Company has relinquished control over the receivables and does not maintain effective control over the receivables. As a result, the Company cannot obligate the Factor to allow the Company to repurchase or redeem the factored receivables.

Based on the above criteria, the factoring of receivables was considered a sale and not a secured borrowing.

Right of Setoff

The Company considered that the amount advanced from the Factor can, and is, off-set against the amount due from Factor. The Company refers to FIN 39, paragraph 5, in order to meet the requisite criteria as follows:

a.	Each of two parties owes the other determinable amounts - Advances from Milberg are determinable, as well as the amount the Company factors to Milberg.

Mr. Michael Moran

September 22, 2006

b.	The reporting party has the right to set off the amount owed with the amount owed by the other party - The amount owed to Milberg for “advances” is off-set by the amount owed by Milberg in the Company’s records and is show as a net balance on the factor statements reported to the Company on a monthly basis.

c.	The reporting party intends to set off - The reporting party, Cygne, intends to set off, and does in the normal course of business with Milberg.

d.	The right of setoff is enforceable at law - Cygne can off-set the amount it owes Milberg from advances with the amount Milberg owes Cygne (from factored receivables) and Milberg has the legal right to offset advances with factored receivables and related collections.

Based on the above, Cygne considers that the right of setoff exists and criteria have been met under FIN 39.

Security Interest

Pursuant to the terms of the factoring agreement, the Company can request advances of the amounts owed the Company as a result of the factoring of receivables. If the Factor decides to advance the Company funds, the amount of funds remitted to the Company is a percentage of the total receivable, typically 90 percent. The security interest the Factor obtains is to protect the Factor in the event the amount of the factored receivables are reduced in the future for reasons other than bad debt.

In the case where a customer has taken deductions which cause the amount advanced to the Company to exceed the amount paid by the customer, the Factor offsets remaining advances on the customer specific receivable by applying payment received from other customers. In the rare event that those receivables are not sufficient to repay the advance, the Factor would look to other assets of the Company. The Factor is only able to do this in the event that the receivables are uncollectible for reasons other than bad debt.

As such, the Factor’s security interest in assets of the Company relate to funds which may be advanced in excess of the amounts factored to Milberg. This could occur due to a large number of “chargebacks” from customers to the Company, thus reducing the amount of funds the Factor will be repaid, or request and payment by the Factor to the Company for working capital which is not associated with specific factored receivables. In these situations, the Factor may be “exposed”; thus, they require a security interest in the Company.

Mr. Michael Moran

September 22, 2006

Conclusion

Based on the above discussion and analysis, the Company believes that it has met the appropriate criteria in order to consider the factoring of receivables as sales, the Company can offset the amount due to and due from the Factor, and advances should be shown net of receivables. In addition, for presentation purposes, the Company believes it is important to the reader of the financial statements to be able to readily identify the net position with the Factor.

Consolidated Statements of Cash Flows, page F-7

9.	Please tell us how you are reflecting the sale of accounts receivable to the factor. If, as we assume, your factor applies cash received from your customers to reduce advances, you should reflect a financing cash outflow to reflect the repayment of a borrowing consistent with paragraph 20.b. of SFAS 95, which it appears you have done, and an operating cash inflow to reflect the receipt of cash as a result of collection or sale of the receivables consistent with paragraph 22.a. of SFAS 95. Please advise and revise as appropriate.

Response:

The Company acknowledges the staff’s comment and refers to its response to comment 8 above. As the Company believes that a sale of the receivables has taken place and the right of offset exists, the Company will revise its cash flow statement for the year ended January 31, 2006. The Company will show the net amount due from the factor as a use of cash from operations consistent with paragraph 22.a. of SFAS 95. The Company does not believe that the advances from the factor qualify as a financing inflow, and will therefore revise the cash flow statement to remove the reference to advances from the factor and repayments to the factor. As a result, the net change in the due to factor for the period of $1,518,000 is reflected as a component of operating cash flows. Please see the propose revision to page F-7 of the Annual Report and the proposed revision to the Liquidity and Capital Resources section on page 32 of the Annual Report (which is contained in the response to Comment 5).

Note 1. Significant Accounting Policies, page F-9

10.	We note your disclosure on page eight regarding claims that may be made by the U.S. Bureau of Customs and Border Protection for duties and charges. Please include disclosure of how you account for the duties and/or other charges including the line item the amounts are recorded in the financial statements

Mr. Michael Moran

September 22, 2006

Response:

The Company has complied with the Staff’s comment. Please see the proposed added disclosure to page F-9 of the Annual Report.

Note 2. Acquisition of Company, page F-14

Goodwill and Intangible Assets, page F-15

11.	You disclose on page F-14 that the primary reason for the purchase was to expand your revenue base with a larger customer base. Please tell us what consideration was given to allocating a portion of the purchase price to a customer list, customer contracts and customer relationships. Tell us how you determined the criteria for recognition apart from goodwill had not been met, if true. Reference is made to SFAS 141.

Response:

The Company proposes to revise its disclosure as set forth on the attachment. The revised disclosure will state that the primary reason for the purchase was to diversify the product offerings of the Company, including design and production expertise necessary to create new apparel lines for prospective customers. The primary purpose was not to acquire customer relationships

The Company, together with Duff & Phelps (and audited by its independent registered public accounting firm, Ernst & Young), considered whether to allocate a portion of the purchase price to a customer list, customer contracts and customer relationships in accordance with SFAS 141, Business Combinations. The value of the customer relationship was determined to be equal to the value assigned to the purchase order backlog. Related to order backlog, the Company refers to paragraph A.19 of SFAS 141 and considers that this customer related asset meets the criterion for recognition apart from goodwill and was valued accordingly. The Company and its advisors realize that customer relationships can be identified and valued in most business combinations, and in order to be recognized these relationships do not need to be contractual in nature. However, these relationships are in some respects related to other factors, including consumer acceptance of the brands or labels under which the products are sold, the performance of the Acquired Business in terms of its ability to fill retail store orders in a timely manner with a minimum of errors and whether the products for the new season are believed by the retail stores to be salable.

Upon consideration, the Company, together with its advisors, determined that no portion of the purchase price should be allocated to the customer contracts (other than purchase order backlog) and customer list because the Acquired Business had not been operating long enough to develop meaning relationships with customers that would contribute to sales. Specifically, the Acquired

Mr. Michael Moran

September 22, 2006

Business had not demonstrated its ability to perform on the factors noted above and, as a result, retail customers are believed to be ordering goods from the Acquired Business on a season by season basis, depending on their view of the product line being offered and their perception of the Acquired Business’ ability to produce goods on time and of a specified quality. It is believed that lack of performance in one or several of these areas could harm the relationship or cause it to be lost altogether. Thus, the basis for obtaining customers for each season’s line of clothing is dependent on how well the Acquired Business anticipates customer trends and the ability of the business to deliver quality goods on time, rather than on a contractual or personal relationship. While it is reasonable to expect that some portion of customers included in the backlog calculation will make repeat purchases in the future and develop into customer relationships that would have value under the rules set forth in SFAS 141, we do not believe that these have developed at this time. Moreover, the valuation of customer relationships is reliant on information concerning behavior. Given the very short period of time that the Acquired Business had been selling to these customers, there was an insufficient amount of information upon which to base an estimate of value.

The Acquired Business had limited history with customer repeat orders, as it was a young business having shipped goods for only two seasons prior to the acquisition. The valuation considered available information such as order backlog which represents all customer sales for the upcoming season. There is no reasonable way to determine whether future clothing lines will be embraced by the buyers, and there is, therefore, no assumption of repeat orders. Therefore, the backlog, for which value was assigned, represents the sales of the current product line to the existing customers.

Since there is no “stickiness” to the customers and no guarantee that the customers will continue to buy after for the current product line has been filled, the Company and its advisors reached the conclusion as a typical market participant buyer of an apparel designer and distributor, such as the Acquired Business, which has limited historical experience, would not ascribe value to customer relationships over and above that assigned to the purchase orders.

Registration Rights Agreement, page F-16

12.

We note your disclosure with regards to the filing of a Registration Statement with the SEC in which you are undertaking all reasonable efforts to have declared effective no later than May 1, 2006, or July 1, 2006, if subject to a “full review.” In addition we note your disclosure in Form 10-Q for the period ended April 30, 2006, on page 18, paragraph four, of your intention to file a registration to be declared effective by June 30, 2006. We assume you are referring to the Form S-2 filed on September 23, 2005 that the staff advised you would not be reviewed. Please refer to our letter dated to you September 30, 2005. If our understanding is correct, please revise to update your disclosure in both Forms, 10-K and 10-Q, accordingly including, but not limited to, stating when the registration was filed. If our understanding is not correct please

Mr. Michael Moran

September 22, 2006

explain. Also, please tell us if the registration referred to here is the same registration statement you refer to on page 18 where you disclosed a registration statement for 11,928,571 shares. Further, we are aware of the liquidated damages clause whereby, Cygne is required to pay Diversified 0.05% of the value of the securities to be registered at each “event date”, as defined in your Form S-2 filed September 23, 2005. Please disclose the liquidated damages recorded on balance sheet or explain your basis in GAAP for not recording a contingent liability. Reference is made to SFAS No. 5.

Response:

The Company has complied with this comment. Please see the proposed revised disclosure on page F-16 of the Annual Report and page 37 of the Quarterly Report. As of January 31, 2006, Cygne was granted an extension by Diversified Apparel to have the registration statement declared effective by May 1, 2006. Since that extension, the Company has been granted a further extension to have the Registration Statement declared effective by September 30, 2006. The Company supplementally advises the Staff that it intends to seek to include the 1,428,571 shares issued in January 2006 in the conversion of $7,500,000 senior subordinated notes payable and the 2 million shares issued in May 2006 in connection with the Innovo purchase to the Form S-2 registration of 10,500,000 shares filed with the SEC on September 23, 2005. The Company has not recorded in its financial statements a contingent liability for any liquidated damages, as it believes that it is not probable that it will pay any liquidated damages.

13.	The last sentence of Registration Rights Agreement paragraph on page F-16 refers to Note 12 for subsequent amendments. Note 12 does not appear to support any amendments with regards to the Registration Rights Agreements. Please explain or revise your disclosure.

Response:

The Company notes the Staff’s comment. The Company has removed the reference to Note 12.

Supply Agreement, page F-16

14.

We note from your discussion that you have a Supply Agreement with AZT International whereby you have agreed to advance AZT 50% of any outstanding purchase orders exceeding $7.5 million. As of January 31, 2006, outstanding orders, as disclosed on page 37, were $27,257,000. As of the same date only $1,272,000 in advances to AZT were made. Please disclose your planned payment terms for the outstanding advances owed AZT per the agreement and the impact to the company if

Mr. Michael Moran

September 22, 2006

the advances are not provided as agreed. Explain why you have decided not to include the contractual commitment as part of the tabular chart on page 36.

Response:

The Company notes the Staff’s comment. The agreement between the Company and AZT includes AZT’s right to request from Cygne, in writing, up to a 50% advance of outstanding purchase orders exceeding $7.5 million. The planned repayment terms for the outstanding advances are to deduct the advances from the payments made in connection with future inventory purchases. Since AZT is a related party, the Company does not deem it probable that the total 50% advance of the outstanding purchase orders under the Supply Agreement would be requested if Cygne did not have the available funds to make the entire advance. If the total 50% advance were to be requested, it would have a material adverse effect on the Company’s financial condition and the Company would have to renegotiate the agreement with AZT, curtail purchases or seek additional working capital funding.

As of January 31, 2006, the Company disclosed in its Contractual Obligation and Commercial Commitments on page 36 its total purchase obligations for inventory which included the total amount of advances that Diversified Apparel could request pursuant to the Supply Agreement.

Note 5. Credit Facilities, page F-19

15.	Please explain the provisions for allowances and returns as it relates to the factoring agreement. In this regard we note that the receivables are sold to Milberg without recourse with respect to those receivables which are acceptable. Please tell us if the allowance of $2,502,000 is in addition to the allowance disclosed in Schedule II. If so, please also disclose the changes in the allowance for factored receivables and revise your disclosures to distinguish between factored accounts receivable and non-factored accounts receivable.

Response:

The Company notes the Staff’s comment. The Company advises the Staff that all of its accounts receivable are factored without recourse. The Company estimates the allowances for customer chargebacks and trade discounts to be applied against the factored trade accounts receivable considering both historical and anticipated deductions taken by customers. As of January 31, 2006, the Company had reserved approximately $1,962,000 for allowances for customer chargebacks and trade discounts.

The caption allowances for chargebacks and other deductions in the amount $2,502,000 includes the $1,962,000 for allowances for customer chargebacks as well as other reconciling items to the outstanding factor receivables. Please see the proposed disclosure on page F-19 of the Annual Report which shows the customer chargebacks and other deductions in two categories for greater clarity; customer chargebacks of $1,962,000 and other deductions of $540,000.

Mr. Michael Moran

September 22, 2006

16.	Please expand your disclosure regarding the factoring agreement to indicate whether or not the factor is responsible for collection, assumes all credit risk, and obtains all of the rights and remedies against the company’s customers for those receivables sold without recourse. Further, address when payment is due from the factor upon receipt.

Response

The Company has complied with this comment. Please see the proposed revised disclosure on page F-19 of the Annual Report.

Note 6. Inventories, page F-20

17.	Please advise us of your accounting basis for including prepayments in inventory or revise. Include in your response whether title has transferred and if you have assumed the significant risks of ownership when you prepay.

Response:

The Company has complied with the Staff’s comment. Please see the proposed revised disclosure on page F-20 of the Annual Report. At January 31, 2006, the finished goods inventory does not include a prepayment of inventory, as initially disclosed. On the entire inventory, title and risk of loss has been transferred to Cygne. The Company has removed this reference. There was no financial statement impact regarding this disclosure.

Note 12. Related Party Transactions, page F-26

18.	Reference is made to the sixth paragraph and the last sentence. Please disclose what amount of the apparel purchased from Diversified Apparel under the arrangement for the year ended January 31, 2006 in the amount of $10,536,000 is included in inventory at January 31, 2006.

Response:

The Company notes the Staff’s comments. Approximately $2,128,000 of the $10,536,000 of purchases is included in inventory at January 31, 2006.

Mr. Michael Moran

September 22, 2006

Note 14. Income Taxes, page F-29

Tax Audits, page F-31

19.	Please update us as to the nature and status of the audit being performed by the Guatemalan Internal Revenue Service. Explain why there has been no activity since 2001 and when you expect the matter to be closed.

Response:

The status of the audit of our Guatemalan facilities currently resides with the Guatemalan Tax Authorities. The tax case is being reviewed by the Guatemalan Tax Authority and no additional information has been asked from the Company. The Company does not know at this time when the case will be resolved. Under Guatemalan Tax law, there is no statute of limitations.

Exhibits 31.1 and 31.2

20.	The wording in each certification should be in the exact format provided by Item 601 of Regulation S-B. Please confirm that the inclusion of the title in the first line of each certification for your CEO and CFO was not intended to limit the capacity in which such individuals provided the certification in your Form 10-K for the year ended January 31, 2006 and April 30, 2006.

Response:

21.	The Company has complied with this comment. Please see the revised Exhibit to be filed with the Annual Report and the Quarterly Report. The Company hereby confirms that the inclusion of the title in the first line of each certification for the Company’s CEO and CFO was not intended to limit the capacity in which such individuals provided the certification in the Company’s Form 10-K for the year ended January 31, 2006 and the Company’s Form 10-Q for the quarter ended April 30, 2006.

Form 10-Q for the quarterly period ended April 30, 2006

Note 13. Subsequent Event, page 20

22.

We note from page 17 and 26 of the Form 10-K that Mr. Guez became the principal stockholder as a result of the transaction on July 31, 2005 and controlled approximately 49% of the outstanding stock. Please tell us and expand your disclosure to indicate Mr. Guez’s percentage ownership in the company subsequent to the closing of the transaction on May 12, 2006. Also, clearly disclose the extent of

Mr. Michael Moran

September 22, 2006

Mr. Guez’s control of Innovo, Azteca Productions, Sweet Sportswear LLC, AZT International, and Diversified Apparel Resources. See SFAS No. 57.

Response:

The Company has complied with this comment. Please see the proposed revised disclosure on page 21 of the Quarterly Report. Mr. Guez’s percentage ownership before May 12, 2006 was 48.95% and subsequent to May 12, 2006 his ownership was 49.03%.

Please note that on behalf of the Company, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3219.

Very truly yours,

/s/ Roy L. Goldman
Roy L. Goldman

Enclosure

cc:	Roy E. Green

Changes to be shown in the second amendment to the 10 K/A or the first amendment to the 10Q dated as of April 30, 2006.

Comment 1

Selling, General and Administrative Expenses, Page 27

Selling, general and administrative (“SG&A”) expenses for the year 2005 were $11,174,000, an increase of $7,928,000 or 244% from $3,246,000 for the year 2004.

The increase in SG&A expenses for the year 2005 compared to year 2004 of $7,928,000 was primarily attributable to the operating SG&A expenses of $6,731,000 from the Acquired Business. The Acquired Business expenses of $6,731,000 include (i) the expenses to develop, sell and purchase our denim products in the amount of $3,868,000, (ii) the expenses under the distribution agreement with Diversified Apparel in the amount of $1,924,000, (iii) the expense under our restrictive covenant agreement with Mr. Guez in the amount of $386,000 and (iv) direct administrative expenses in the amount of $553,000. Our SG&A expenses also include legal fees relating to the NASDAQ National Market and SEC informal investigations of $321,000, increased audit fees of $119,000, increased legal fees of $128,000 which are related to the formation of the 2006 Incentive Plan and to an increase in regulatory filings, severance costs of $308,000 caused by the combination of the functions with the Acquired Business, the increase in cost of the board of directors of $101,000 and the impairment charge of $978,000 against the assets located in our Guatemalan manufacturing facilities. The aggregate increases of $8,686,000 from these categories were offset by reduction of $646,000 which resulted from our reduction of payroll associated with the NY&C operations, reduction in our sales commissions, our rent and rent related expenses and the discontinuance of our knit operation. In addition, we benefited from the reversal of certain accruals no longer required amounting to $112,000.

Comments 2, 3

Other Expense, Page 28

~~Other expense for the year 2005 consists of $175,000 of unrealized losses on marketable securities due to a permanent impairment of the value of the securities.~~

We realized a loss of $175,000 in respect of marketable securities because we determined the loss to be other than temporary. Our original cost of the 59,880 shares purchased on Nasdaq in November 2002 was $3.60 per share, for a total cost of $215,568. Throughout the quarters January 2003 through January 2006, the fair value of the security declined steadily. For purposes of calculating the permanent impairment, we used the average market price for February 2006 of $0.67, as management determined that the most recent full month’s data was most indicative of current market value. We determined that the security is impaired based on the consistent and substantial declines in the market value of the securities since purchased, as reflected in the Nasdaq public market.

Comment 4

Pro Forma non-GAAP financial measures, Page 32

EBITDA excludes some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies. For the year ended January 31, 2006, we believe it would be more meaningful to investors to included in EBITDA the impairment of fixed assets in the amount of $978,000, and therefore we refer to it as Adjusted EBITDA.

	Adjusted EBITDA (In thousands) Year Ended
	Pro forma January 31, 2006	Pro forma January 29, 2005
Reconciliation of Adjusted EDITDA to net (loss)
Net (loss)	($2,230)	($4,233)
Depreciation and amortization	1,360	1,018
Impairment of fixed assets	978	—
Interest expense	7,854	5,318
Provision for income taxes	36	16

Adjusted EBITDA	$7,998	$2,119

Comment 5

Liquidity and Capital Resources, Page 32

This revision also incorporates the changes from Comment 9.

The primary factors that affect our cash flow are (i) our net income, (ii) our customer payment terms, (iii) our payments terms to our major supplier who is a related party and (iv) our inventory levels.

Net cash provided by our operating activities for the year 2005 was $1,745,000. The components of cash provided by operating activities totaling $5,083,000 are (i) a decrease in trade receivables of $767,000, primarily caused by our decision to factor our trade receivables at July 31, 2006, (ii) an increase in the net amount due to related parties of $300,000, which began this year in connection with our acquisition of the Acquired Business, which primarily consists of advances under our Supply Agreement less (a) interest payable on our Note and (b) the amount due on our restrictive covenant agreement, (iii) an increase in accounts payable of $1,162,000 due to the timing of receipt of fabric as compared to prior years at our Guatemalan facilities and an increase in our professional fees payable, (iv) an increase in accrued expenses and income taxes payable of $447,000 which this year include severance costs in the amount of $308,000 caused by the combination of certain back-office functions with the Acquired Business and an increase in professional fees and (v) our net income of $2,407,000, after adding back depreciation of $292,000, amortization of intangible assets of $896,000, loss on impairment of long-lived assets of $978,000, amortization of debt discount of $3,460,000, allowance for customer chargebacks and trade discounts of $1,962,000, realized loss on marketable securities of $175,000 and all other of $25,000. The cash provided by operations was partially offset by cash used in operations totaling $3,338,000, consisting of (a) an increase in due from factor of $1,518,000 which is the result of the first year of the use of a factor, (b) an increase in inventories of $1,782,000 primarily due to the inventories of the Acquired Business and (c) an increase in other receivables and other assets of $38,000.

Comment 6

Item 9A	Controls and Procedures, Page 39

ITEM 9A.	CONTROLS AND PROCEDURES

After the last sentence in this section, we have added the following paragraph.

For year ended January 31, 2006, there were no changes in our “internal control over financial reporting” (as defined in Rule 13a-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. As a result of acquisition of the Acquired Business discussed in the Overview, we have added a corporate controller and an assistant controller located in Commerce, CA to monitor the activities of the acquired operations in our Commerce, CA accounting and administrative offices.

Comment 7

Financial Statements

Cygne Designs, Inc. and Subsidiaries

Consolidated Statements of Operations

(In thousands except per share amounts)

	Year Ended
	January 31, 2006	January 29, 2005	January 31, 2004
Net sales	$58,453	$28,960	$27,082
Cost of goods sold (1)	46,339	25,133	22,932

Gross profit	12,114	3,827	4,150
Selling, general and administrative expenses (1)	11,174	3,246	3,411
Depreciation and amortization	997	66	37
Provision for restructuring	102	—	—

(Loss) income from continuing operations before interest, other expense and income taxes	(159)	515	702
Interest income	(22)	(14)	(16)
Interest expense including amortization of debt discounts (1)	5,034	159	180
Other expense	175	26	—

(Loss) income from continuing operations before income taxes	(5,346)	344	538
Provision (benefit) for income taxes	35	3	(374)

(Loss) income from continuing operations	(5,381)	341	912
Loss from discontinued operation, net (includes a loss on disposal of $479 in 2004)	—	(28)	(528)

Net (loss) income	($5,381)	$313	$384

(Loss) income per share-basic and diluted from continuing operations	($0.30)	$0.03	$0.07
(Loss) per share-basic and diluted from discontinued operation	—	—	(0.04)

Net (loss) income per share-basic and diluted	($0.30)	$0.03	$0.03

Weighted average common shares outstanding:
Basic	17,861	12,438	12,438

Diluted	17,861	12,443	12,441

(1)	Related Parties amounts include the following line items:

	Year Ended
	January 31, 2006	January 29, 2005	January 31, 2004
Cost of goods sold	$31,795	$—	$—
Selling, general and administrative expenses	$3,766	$—	$—
Interest expense	$1,120	$—	$—

See accompanying notes

Comment 9

Consolidated Statements of Cash Flows, Page F-7

Liquidity and Capital Resources, page 32. See proposed response to comment 5 for revision.

Cygne Designs, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended
			January 31, 2006	January 29, 2005	January 31, 2004
	Memo Only		Memo only
Operating activities
Net (loss) income			($5,381)	$313	$384
Adjustments to reconcile net income to net cash provided by operating activities:
Reversal of income tax liability			(11)	(12)	(400)
Loss on sale of business			—	—	479
Depreciation and amortization of fixed assets			292	330	281
Amortization of intangible assets			896	—	—
Loss on impairment of long-lived assets			978	—	—
Amortization of debt discounts			3,460	—	—
Allowance for customer chargebacks and trade discounts			1,962	—	—
Non-cash stock compensation			36	—	—
Loss on marketable securities			175	26	—
Changes in operating assets and liabilities:
Trade accounts receivable			767	(837)	—
Due from factor	—		(1,518)	1,775	419
Inventories			(1,782)	(501)	(267)
Other receivables and prepaid expenses			(14)	(12)	125
Deposits			(24)	10	—
Accounts payable			1,162	(261)	(322)
Accrued expenses			417	(297)	347
Income taxes payable			30	(12)	8
Due to related parties			300	—	—

Net cash provided by operating activities	~~3,263~~		1,785	522	1,054
Investing activities
Purchase of the denim business			(4,199)	—	—
Purchase of fixed assets			(158)	(292)	(319)

Net cash used in investing activities			(4,357)	(292)	(319)
Financing activities
Exercise of stock options			14	—	—
~~Advances from factor~~	0		~~49,546~~	—	—
~~Repayments of advances to factor~~	0		~~(49,546 )~~	—	—

Net cash provided by financing activities	~~(1,504~~	~~)~~	14	—	—
Net (decrease) increase in cash and cash equivalents			(2,598)	230	735
Cash and cash equivalents at beginning of year			3,575	3,345	2,610

Cash and cash equivalents at end of year			$977	$3,575	$3,345

See accompanying notes.

Comment 10

Note 1 Significant Accounting Policies, Page F-9

Cost of Goods Sold

Cost of goods sold includes costs of finished products purchased from Diversified Apparel and costs of products manufactured in the Company’s Guatemalan facility. Manufacturing costs of products manufactured in the Company’s Guatemala facility is comprised of raw materials and raw material special treatments, custom duties, freight, direct labor and manufacturing overhead.

Comment 11

Goodwill and Intangible Assets, Page F-15

The primary reason for the purchase was ~~to expand its revenue base through an acquisition of a similar business, but with a larger customer base~~ to diversify the product offerings of the Company, including design and production expertise necessary to create new apparel lines for prospective customers.

Comment 12

Registration Rights Agreement, Page F-16

In connection with the transactions contemplated by the Agreement, Cygne and Diversified Apparel entered into a Registration Rights Agreement, as amended, pursuant to which Cygne ~~had the obligation to file~~ filed on September 23, 2005 a Registration Statement to register the resale of the ~~Shares under the Securities Act of 1933 (the “Registration Statement”) no later than February 2, 2006~~ 10,500,000 shares issued in connection with the acquisition of the Acquired Business. Cygne ~~has filed the Registration Statement and is obligated to use ts commercially reasonable efforts to have such Registration Statement declared effective by the Securities and Exchange Commision (“SEC”) no later than May 1, 2006 or July 1, 2006 if subject to a “full review”~~ had the obligation to have this Registration Statement declared effective no later than February 2, 2006. As of January 31, 2006, Cygne was granted an extension by Diversified Apparel to have the Registration Statement declared effective by May 1, 2006, 2006. If the Company does not ~~file, or~~ have the Registration Statement declared effective, as required by the Registration Rights Agreement, the Company will owe cash liquidated damages to Diversified in the amount of 0.05% of the value of the registrable securities held by Diversified at each event date, as defined. ~~See Note 12 for further information including current status and subsequent amendments to the Agreement.~~ We intend to include the 1,428,571 shares issued in January 2006 in the conversion of $7,500,000 senior subordinated notes payable to the S-2 registration statement. See Note 8 for a complete discussion of the Note Conversion Agreement.

Item 5.	Other Information, Page 37 of the Quarterly Report

The statement below will be inserted after the last paragraph in Item 5. Other Information.

We have been granted an extension by Diversified Apparel to have our Registration Statement to be declared effective by June 30, 2006 from the previous effective date of May 1, 2006.

Comment 13

The Company has removed the reference to Note 12. See Comment 12 response.

~~See Note 12 for further information including current status and subsequent amendments to the Agreement.~~

Comment 14

Supply Agreement, Page F-16

In the event that, at any given time, purchase orders outstanding from Cygne equal or exceed $7.5 million, Cygne will, under the amended agreement, advance to Diversified 50% of any such amounts exceeding $7.5 million in order to finance production if Diversified requests such advance in writing, The planned repayment terms for the outstanding advances are to deduct the advances from the payments made in connection with future inventory purchases. Since Diversified is a related party, Cygne does not deem it probable that the total 50% advance of the outstanding purchase orders under the Supply Agreement would be requested if Cygne did not have the available funds to make the entire advance. If the total 50% advance were to be requested, it would have a material adverse effect on the Company’s financial condition and the Company would have to renegotiate the agreement with Diversified, curtail purchases or seek additional working capital funding.

Contractual Obligations and Commercial Commitments

Our contractual obligations and commercial commitments at January 31, 2006 are as follows:

		Payments Due By Period Within
	Total	1 Year	2-3 Years	Thereafter
Contractual Obligations
Operating leases (1)	$967,000	$376,000	$590,000	$1,000
Purchase obligations for inventory (2)	27,417,000	27,417,000	—	—
Principal payments on secured promissory note payable (3)	40,000,000	2,850,000	12,000,000	25,150,000
Interest payments on secured promissory note payable (4)	7,613,000	3,016,000	2,987,000	1,610,000
Employment agreement (5)	1,109,000	736,000	373,000	—

Total Contractual Obligations	$77,106,000	$34,395,000	$15,950,000	$26,761,000

(1)	See Note 13 to the Consolidated Financial Statements for detailed information on operating leases.

(2)	As of January 31, 2006, we have outstanding short-term purchase order commitments to a related party for approximately $27,257,000. These commitments are inclusive of the advances under our Supply Agreement which would be available, if requested, by the related party. In addition, we have short-term purchase order commitments to non-related parties of approximately $160,000.

We generally do not make unconditional purchase commitments for goods and services other than inventory.

(3)	As of January 31, 2006, we have future minimum repayment obligations under a secured subordinated promissory note payable to a related party, as detailed in Note 8 to the Consolidated Financial Statements. The note bears interest at 4.7% and requires quarterly payments of principal and interest commencing in October 2006.

(4)	As of January 31, 2006, we have future minimum interest obligations under a secured subordinated promissory note payable to a related party, as detailed in Note 8 to the Consolidated Financial Statements. The note bears interest at 4.7% and requires quarterly payments of principal and interest commencing in October 2006.

(5)	We have an employment agreement with an officer through April 30, 2007. The officer may receive additional compensation based upon annual cost of living and our income.

Comment 15

Note 5, Credit Facilities, Page F-19

Under the factoring agreement, the Company sells to Milberg without recourse all of the Cygne receivables which are acceptable to Milberg. Cygne estimates the allowances for customer chargebacks and trade discounts to be applied against its respective non-recourse factored trade accounts receivable considering both historical and anticipated deductions taken by customers. As of January 31, 2006, Cygne had reserved approximately $1,962,000 for allowances for customer chargebacks and trade discounts. (See comment 16 for additional insertion after the above words “trade discounts”)

Factored receivables of $17,909,000 are without recourse and no factored receivables are with recourse.

	Memo only
Outstanding factored receivables			$17,909,000
Less, factor advances			(15,851,000)
~~Less, allowances and chargebacks and other deductions~~	~~(2,502,000~~	~~)~~
Less, allowances for chargebacks			(1,962,000)
Less, other deductions			(540,000)
Due to factor, net of factor advances and reserves for chargebacks and other deductions			($444,000)

Comment 16

Note 5, Credit Facilities, Page F-19

The factor is responsible for collection, assumes all credit risk, and obtains all of the rights and remedies of the Company against the Company’s customers for those receivables purchased by the factor without recourse. Further, payment is due from the factor upon the payment of the receivable to the factor by Cygne’s customer.

Comment 17

Note 6, Inventories, Page F-20

~~The finished goods inventory includes prepaid inventories pursuant to the Supply and Distribution Agreements. Finished goods consist primarily of merchandise shipped to customers in February 2006.~~

Comment 18

Note 12, Related Party Transactions, Page F-26

The apparel purchased from Diversified Apparel under this arrangement for the year ended January 31, 2006, including the amount Diversified intends to ship by March 3, 2006, was $10,536,000. Approximately $2,128,000 of the $10,536,000 of purchases is included in inventory at January 31, 2006.

Comment 20

Exhibit 31.1 and 31.2 for Form 10-K for the year ended January 31, 2006

Exhibit 31.1

SECTION 302 CERTIFICATION

I, Bernard M. Manuel, ~~Chairman and Chief Executive Officer of Cygne Designs, Inc.,~~ certify that:

1. I have reviewed this annual report on Form 10-K of Cygne Designs, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period coved by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) for the registrant and we have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	(Intentionally omitted)

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a.	All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize, and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	May 1, 2006
Revised:	[Date of Filing], 2006

By:	/s/ Bernard M. Manuel
Bernard M. Manuel
Chairman and Chief Executive Officer

Exhibit 31.2

SECTION 302 CERTIFICATION

I, Roy E. Green, ~~Senior Vice President-Chief Financial Officer of Cygne Designs, Inc.,~~ certify that:

1. I have reviewed this annual report on Form 10-K of Cygne Designs, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period coved by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) for the registrant and we have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. (Intentionally omitted)

c. Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a. All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize, and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	May 1, 2006
Revised:	[Date of Filing], 2006

By:	/s/ Roy E. Green
Roy E. Green
Senior Vice President- Chief Financial Officer

Exhibit 31.1 and 31.2 for Form 10-Q for the Quarterly Report

Exhibit 31.1

SECTION 302 CERTIFICATION

I, Bernard M. Manuel ~~Chairman and Chief Executive Officer of Cygne Designs, Inc.,~~ certify that:

1. I have reviewed this quarterly report on Form 10-Q of Cygne Designs, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period coved by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) for the registrant and we have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. (Intentionally omitted)

c. Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a. All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize, and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	June 14, 2006
Revised:	[Date of Filing], 2006

By:	/s/ Bernard M. Manuel
Bernard M. Manuel
Chairman and Chief Executive Officer

Exhibit 31.2

SECTION 302 CERTIFICATION

I, Roy E. Green ~~Senior Vice President-Chief Financial Officer of Cygne Designs, Inc.,~~ certify that:

1. I have reviewed this quarterly report on Form 10-Q of Cygne Designs, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period coved by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) for the registrant and we have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. (Intentionally omitted)

c. Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a. All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize, and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	June 14, 2006
Revised:	[Date of Filing], 2006

By:	/s/ Roy E. Green
Roy E. Green
Senior Vice President- Chief Financial Officer

Comment 21

Note 16, Subsequent Event, Page 20 to the Quarterly Report

After the last paragraph, insert the following paragraph.

As of May 12, 2006, pursuant to information set forth in a Form 4 filed with the SEC, Mr. Guez beneficially owns, has the power to dispose or direct the disposition of, and to vote or direct the voting of shares, personally, through various trusts and Diversified Apparel, approximately 49.03% of the shares of our common stock. In addition, Mr. Guez (i) owns approximately 47% of Azteca Production International, Inc., (ii) has a 50% membership interest in Sweet Spotswear, LLC and (iii) has approximately a 32% membership interest in Diversified Apparel Resources. LLC. AZT International, S.A. de C.V is a 100% subsidiary of Azteca Production International, Inc.

As of May 12, 2006, Azteca Production International, Inc. may be deemed the beneficial owner of approximately 12.7% of Innovo Group Inc. common stock. Mr. Guez may be deemed to have the sole power to direct the voting and disposition of approximately 5.9% of Innovo Group Inc. common stock.